Exhibit 99.1

MESSAGE TO SHAREHOLDERS

April 29, 2003

The Company’s revenue totaled $10.1 million for the quarter, compared with $1.2 million in the second quarter of FY2002. During the quarter, the Company delivered three feature films, 5 episodes of a 13 episode prime-time television series and two documentary specials. During the quarter, the Company was in production of two feature films and a documentary series, which are scheduled for delivery during the balance of the fiscal year.

The Company reported net income of $5.0 million, or $0.60 per diluted share, for the three months ended February 28, 2003, compared with a net loss of $0.4 million, or $0.11 per diluted share, in the second quarter of FY2002. Diluted earnings per share was calculated on 8,308,333 weighted average shares outstanding in the most recent quarter and 3,887,844 weighted average shares outstanding in the same quarter of the prior year.  The Company reported net earnings for the quarter of $0.4 million before a one-time gain on the settlement of debt of $4.6 million. The improvement in our second quarter results reflect the acquisition of the ongoing business of GFT Entertainment Inc., one of Canada’s leading independent producers of feature films.

For the six months ended February 28, 2003, the Company’s revenue increased to $11.7, from $5.2 million in the first half of FY2002.  The Company reported net earnings of $4.8 million or $0.56 per diluted share compared with a net loss of $1 million or $0.27 per diluted share for the six months ended February 28, 2002.

The balance sheet at February 28, 2003 reflected the Company’s recently completed acquisition, financing and debt restructuring activities.  During the quarter the Company acquired a portfolio of assets valued at $2.5 million, in exchange for 8,333,333 Class B Subordinate Voting Shares of the Company.  Pursuant to a private placement agreement, the Company received proceeds of $1.5 million in exchange for 5,000,000 Class B Shares.

During the quarter, the Company modified a $7.6 million debt instrument and a $1.6 million loan guarantee.  Under the modified terms, these obligations have no set maturity dates and repayment is restricted to cash flows generated by net assets of the Company prior to giving effect to financing and acquisition transactions. During the quarter, the Company reported a gain on settlement of debt of $4.6 million, being the difference between the fair value of the modified debt instruments and the carrying value of the original debt instruments. In connection with the foregoing, the Company issued convertible instruments providing the holders with the right to convert the unpaid balance of the above obligations into common shares of the Company at prices between $3.00 and $5.00 per Class B Subordinate Voting Share.

PEACE ARCH ENTERTAINMENT GROUP INC.

“Juliet Jones”

Juliet Jones,
Chief Financial Officer

This message includes statements that may constitute forward-looking statements, usually containing the words  “believe”, “estimate”, “project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)

Date	April 29, 2003	By	“Juliet Jones”
(Signature)*
Juliet Jones, Principal Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.                                    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.                                    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.                                    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.                                    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.